Goodwin Procter LLP
Counsellors at Law
Exchange Place
Boston, MA 02109
T: 617.570.1000
F: 617.523.1231
October 13, 2006
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Brad Skinner, Accounting Branch Chief

Re:	IONA Technologies PLC Form 20-F for the Fiscal Year Ended December 31, 2005 Filed April 19, 2006; Form 6-K Filed July 20, 2006; Form 6-K Filed August 15, 2006 File No. 000-29154
Dear Mr. Skinner:
This letter is being furnished in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated September 19, 2006 (the “Comment Letter”) to Peter Zotto, Chief Executive Officer of IONA Technologies PLC (“IONA” or the “Company”), with respect to the Company’s annual report on Form 20-F for the Fiscal Year Ended December 31, 2005, which was filed on April 19, 2006, and current reports on Form 6-K, which were furnished on July 20, 2006 and August 15, 2006, respectively. The response set forth below has been organized in the same manner in which the Staff’s comments and headings were organized in the Comment Letter.
Form 20-F for the Fiscal Year Ended December 31, 2005
Operating and Financial Review and Prospects
Operating Results
Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Mr. Brad Skinner
United States Securities and Exchange Commission

October 13, 2006
Total Revenue, page 30
1.	We note the disclosure indicating that the decrease in service revenue in 2005 as compared to 2004 was primarily attributable to the expiration of support agreements executed in prior years that were not renewed. Describe for us the terms of these support agreements. Explain to us why you believe they were not renewed. Indicate the extent to which you believe this lack of support renewals may represent a material trend. Explain how you considered providing similar disclosure in your filing.
RESPONSE: The Company offers three primary levels of post-contract customer support (standard, silver and gold) that enable customers to build and maintain IONA-based solutions. Most of the Company’s support agreements have twelve-month terms. A small portion of the Company’s support agreements have terms that are less than or greater than twelve months in duration. When the term of a support agreement expires, the Company’s customer, at its option, may renew the agreement at similar pricing and on similar terms and conditions as the expired support agreement. In 2005, the decline in the Company’s service revenue was primarily attributable to a decline in customer renewals of support agreements for the Company’s Orbix product family, which has experienced an overall decline in demand since the Company introduced a new family of products—the Artix product family. The Company expects the decline in renewals of support agreements for the Orbix product family to be offset by an increase in support agreements for its Artix product family.
The Company believes its discussion in the Form 20-F regarding its expectation to continue to experience a shift in the composition of its revenue, both product revenue and service revenue, from its Orbix products to its Artix products addresses the overall trend in its business. The Company believes that, in general, product revenue in respect of a new product family will be generated in advance of generating related service revenue. As a result of this time lag between product revenue and related service revenue, the Artix products are currently contributing to the Company’s product revenue, but support revenue for the Artix products has not yet fully offset the decline in the service revenue related to Orbix products. The Company acknowledges the Staff’s comment on the specific trend in support renewals as useful and will provide similar supplemental disclosure in future filings.
Operating Expenses, page 31
2.	Disclosure under this section indicates, in part, that software license fees are included in the financial statement line item Research and Development. Describe for us, in reasonable detail, the nature of these fees. In this regard, describe the nature and purpose of the underlying software. Explain why you believe it is appropriate to report these costs as research and development and not cost of product revenue.

Mr. Brad Skinner
United States Securities and Exchange Commission

October 13, 2006
RESPONSE: The Company purchases software and associated support from third-party providers for use in the development of its products. This third-party software includes desktop software used by software engineers and software operating systems used to design, develop and test the Company’s prospective products. In accordance with paragraph 11 of Statement of Financial Accounting Standards No. 2, Accounting for Research and Development Costs, because the Company does have an alternative future use for these software licenses, they are capitalized and ratably amortized as research and development expense in the Company’s financial statements.
In addition, the Company licenses software from, and makes royalty payments to, third-party providers for incorporation into the Company’s products. Payments for the third-party software incorporated into the Company’s products are reported as costs of product revenue in the Company’s financial statements. The Company accounts for costs incurred internally in creating a computer software product in accordance with Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed, by charging to expense when incurred as research and development until technological feasibility has been established for the product.
Financial Statements
Note 1. Organization and Summary of Significant Accounting Policies
Revenue recognition, page F-6
3.	We note your disclosure regarding arrangements to deliver software that do not require significant production, modification or customization. Please tell us about any arrangements that do require significant production, modification or customization services. Describe the nature of these services and indicate whether these are offered as part of multiple-element arrangements. If these services are offered as part of multiple-element arrangements, explain to us how you have concluded that the services should be accounted for separately. Refer to paragraphs 7 and 63 to 71 of SOP 97-2 for further guidance.
RESPONSE: The Company does not enter into arrangements to deliver software requiring significant production, modification or customization to its software products. In the event that, in the future, the Company enters into such an arrangement, the Company will apply the guidance in the American Institute of Certified Public Accountants Statement of Position, or SOP, 97-2, Software Revenue Recognition, as amended by SOP 98-4 and SOP 98-9 and related interpretations (“SOP 97-2”).
The professional services that the Company provides to its customers include implementation planning, training of customer personnel, data conversion, building simple interfaces, running test data, assisting in the development and documentation of procedures, and general consulting services. These services are offered separately and also as part of multiple-element arrangements. None of these services provided by the Company is essential to the functionality of any of the Company’s software products. These services are performed only when requested by the customer and related revenue is not recognized until the services are rendered.

Mr. Brad Skinner
United States Securities and Exchange Commission

October 13, 2006
When the Company offers services as part of a multiple-element arrangement, the Company reviews the factors set forth in paragraph 70 of SOP 97-2 to determine whether the services can be accounted for separately. According to paragraph 70, the following factors indicate that a service element is essential to the functionality of other elements of a multiple-element arrangement:
•	The software is not off-the-shelf software.

•	The services include significant alterations to the features and functionality of the software.

•	Complex interfaces are necessary for the software to be functional in the customer’s environment.

•	The timing of payments for the software coincides with performance of services.

•	Milestones or customer-specific acceptance criteria affect the realizability of the software license fee.
None of the above-listed factors applies to the Company’s professional services. The Company’s professional services are not essential to the functionality of the other elements of the Company’s multiple-element arrangements and, therefore, can be accounted for separately.
The Company’s professional services do not carry a significant degree of risk or unique acceptance criteria. The Company is an experienced provider of these services, and employs dedicated customer service personnel to perform the services. Accordingly, the Company’s professional services qualify for accounting as a service element of its software arrangements and, therefore, are accounted for separately.
4.	Your disclosure under this note indicates, in part, that VSOE is determined based upon “normal pricing and discounting practices.” Clarify for us what your normal pricing and discounting practices are, and explain how you determine VSOE based on these practices. Explain why you believe your normal pricing and discounting practices represent VSOE. As part of your response, separately address each of the elements for which you have established VSOE.
RESPONSE: Generally, the Company does not sell its initial product licenses on a stand-alone basis. The software license is typically sold as part of a multiple-element arrangement which can include post-contract customer support, professional services or both. Therefore the software license revenue is recognized using the residual method as defined in SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions. The Company maintains management approved price lists for its product licenses, post-contract support and professional services. It is the Company’s practice not to provide discounts for professional

Mr. Brad Skinner
United States Securities and Exchange Commission

October 13, 2006
services. The Company infrequently offers post-contract customer support discounts. Historically, such discounts have not been significant. Consequently, such discounts have not had an impact on the Company’s determination of VSOE. The Company considers contracts within a relatively narrow range of its price list to be in compliance for determination of VSOE. A substantial majority of the contracts reside within the range. In limited instances, however, contracts are not within the range and, for those that are below the range, additional revenue is deferred for the undelivered elements. No adjustments are made to amounts above the range. In future filings, the Company will describe its policy with respect to discounts.
The Company believes that its normal pricing and discounting practices provide a basis for establishing VSOE for the undelivered elements based on the following facts:
•	Support contracts are regularly sold on a stand-alone basis to customers that choose to renew the support contract beyond the initial term. Support contract pricing is based on established list pricing. The renewal purchases at consistent pricing provide the basis for VSOE on the support contracts. Support revenue is recognized ratably over the contract term.

•	Consulting contracts are regularly sold on a stand-alone basis to customers requesting these services. Consulting contract pricing is at a daily flat rate and customers purchase an appropriate number of service days. The consulting services delivered on a stand-alone basis at consistent pricing provide the basis for VSOE on the consulting contracts. Consulting revenue is recognized as the services are performed.
The Company performs a quarterly analysis of all contracts to ensure that the actual allocation of fair value to undelivered elements is not significantly different from the established VSOE rates for the individual elements. The analysis is segmented by geographical region and type of customer (i.e. end-user or licensee with rights of distribution). The Company will expand its revenue recognition policy discussion in its future filings to include substantially the above.
Reclassifications, page F-12
5.	We note your disclosure regarding the reclassification of commercial paper from marketable securities to cash equivalents. Please tell us how you considered disclosing the impact of the reclassification on your cash flows. In this regard we note that the reclassification appears to have had a material impact on your operating cash flows in 2003 and 2004.
RESPONSE: In accordance with Staff Accounting Bulletin No. 99, Materiality (“SAB 99”), the Company evaluated the materiality of the reclassification from both a quantitative and qualitative perspective to assess the “total mix”.

Mr. Brad Skinner
United States Securities and Exchange Commission

October 13, 2006
The Company first calculated the quantitative nature of the change. The following table reflects (in thousands) the historical impact of the reclassification on the Company’s balance sheet and statement of cash flows that was reviewed as part of the quantitative analysis:

	December 31, 2004
	As Reported	Reclassification	As Revised
Cash and cash equivalents	$25,096	$8,154	$33,250
Marketable securities	31,324	(8,154)	23,170
Current assets	75,534	—	75,534
Total assets	80,826	—	80,826
Cash provided by (used in) operations	4,844	(3,437)	1,407

	December 31, 2003
	As Reported	Reclassification	As Revised
Cash and cash equivalents	$19,926	$11,591	$31,517
Marketable securities	32,978	(11,591)	21,387
Current assets	82,833	—	82,833
Total assets	90,038	—	90,038
Cash provided by (used in) operations	(3,359)	(42,458)	(45,817)
The reclassification had no impact on the Company’s working capital, total assets or consolidated statements of operations.
Among the factors considered in its qualitative analysis, the Company considered the following:
•	Analysts’ expectations and market reaction;

•	Whether this reclassification changes income to a loss or a loss into income;

•	Whether this reclassification masks a change in earnings or other trends;

•	The significance of this reclassification in relation to segment information;

•	The affects of this reclassification on compliance with regulatory requirements, loan covenants or other contractual requirements; and

•	The impact of this reclassification on increasing management’s compensation.
Under Statement of Financial Accounting Concept Number 2, Qualitative Characteristics of Accounting Information, materiality is defined as “the magnitude of an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would have been changed or influenced by the omission or misstatement.” Based on its quantitative and qualitative evaluations, the Company did not believe that the reclassifications were material. The Company did not believe that it was probable that the judgment of a reasonable person relying on its financial statements would have been changed or influenced by the reclassification in any of the

Mr. Brad Skinner
United States Securities and Exchange Commission

October 13, 2006
impacted periods. As a result of this analysis, the Company concluded that prospective disclosure of the reclassified amounts would be adequate and appropriate. These reclassifications impacted the Company’s cash and cash equivalents balances, marketable securities balances, and its operating cash flows. The Company disclosed the amount reclassified from its marketable securities balance to its cash and cash equivalents balance in each respective period, but did not directly provide the impact of this reclassification to its operating cash flows. The Company will disclose the impact of the reclassification to its operating cash flows in future filings.
6.	Describe for us the facts and circumstances surrounding the decision to change your classification of commercial paper, including the specific factors you considered in determining that commercial paper should be reclassified. As part of your response, describe the material terms of the underlying securities. Also, describe the specific accounting literature you considered in concluding that both your prior and current classifications are appropriate under GAAP.
RESPONSE: In the course of a periodic review of its accounting policies and a further analysis of its investments, the Company determined that the commercial paper is highly-liquid money market funds. The Company reclassified these securities from marketable securities to cash and cash equivalents in accordance with paragraph 8 of SFAS 95. The Company reclassified these balances in each of the periods reported in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2005 and its subsequent Form 6-K submissions. As discussed in the Company’s response to comment five, the Company performed a materiality analysis using the guidance provided in SAB 99 resulting in the conclusion that prospective disclosure of the reclassified amounts would be adequate and appropriate.
Form 6-K Filed July 20, 2006
7.	We believe the non-GAAP operating statement columnar format appearing in your earnings release furnished on Form 6-K may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a “measure.” Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures, i.e., line items, subtotals, provided each one complies with Item 100 of Regulation G.
RESPONSE: The Company strives to ensure that its financial statements and disclosures are transparent and in compliance with applicable disclosure requirements, including Regulation G.

Mr. Brad Skinner
United States Securities and Exchange Commission

October 13, 2006
The Company believes that providing a reconciliation of GAAP to non-GAAP measures in the same format as its condensed consolidated statements of income improves the readability and usability of its reconciliations to its financial statement readers. Notwithstanding the foregoing, in response to the Staff’s comment, in all future press releases announcing material financial information and related submissions on Form 6-K, the Company will not include non-GAAP condensed consolidated statements of operations as part of its reconciliations of GAAP to non-GAAP measures and, in lieu thereof, will present only individual non-GAAP measures accompanied by a separate reconciliation to the most directly comparable GAAP measure for each non-GAAP measure used.
8.	We note your disclosure of non-GAAP measures excluding share-based compensation. Please tell us how you considered including disclosure that explains why the non-GAAP measures provide useful information to investors. In this regard, we note that disclosure similar to that provided on page 14 of your Form 6-K filed on August 15, 2006 may be appropriate.
RESPONSE: The Company believes that part of investors’ evaluation of its current operating results includes a comparison of current results to historical results. Following the Company’s adoption of the fair value recognition provisions of Statement of Financial Accounting Standards No. 123R, Share-Based Payment (“SFAS 123R”), on January 1, 2006, the Company includes share-based compensation in its GAAP operating results. Because the Company’s operating results prior to January 1, 2006, do not include share-based compensation, the Company believes that it is necessary to provide investors with a non-GAAP measure of its operating results, excluding share-based compensation, in addition to its GAAP operating results, to enable investors to directly compare the Company’s current operating results to its historical operating results. In addition, providing investors with a non-GAAP measure of the Company’s operating results, excluding share-based compensation, also allows investors to compare the Company’s operating results to the operating results of the Company’s competitors who have not adopted SFAS 123R.
In respect of the Form 6-K furnished on July 20, 2006, attaching a press release containing the Company’s operating results for the second quarter of 2006, the Company believes that it was clear from the context in which the non-GAAP measure was disclosed that the purpose for disclosing such non-GAAP measure was to enable investors to compare the Company’s operating results for the second quarter of 2006 to its operating results for the second quarter of 2005. In light of the concerns raised by the Staff in this comment, the Company will include disclosures regarding its use of non-GAAP measures similar to the disclosures provided on page 14 of the Company’s Form 6-K furnished on August 15, 2006, in future press releases announcing the Company’s operating results.
Form 6-K Filed August 15, 2006

Mr. Brad Skinner
United States Securities and Exchange Commission

October 13, 2006
Note 1. Description of Business and Basis of Presentation, page 4
9.	We note your disclosure about the ongoing review of a customer agreement that could result in additional costs to the Company. Please tell us more about this review. In this regard, provide the following:
•	Tell us who is conducting the review;

•	Explain why you believe the review is being conducted;

•	Describe the material terms of the underlying agreement;

•	Explain what impact, if any, the resolution of this matter could have on your financial statements.
As part of your response explain how you have evaluated the likelihood and possible amount of any liability you may have incurred with respect to this matter.
RESPONSE: During the three months ended June 30, 2006, the Company was notified by one of its customers that the customer was subject to a routine review by Japanese tax authorities and, as part thereof, Japanese tax authorities were reviewing certain transactions between the customer and the Company. The Japanese tax authorities asserted that the Company, not the Company’s subsidiary, was the contracting party in transactions with the customer and therefore, that withholding tax was applicable to the transactions under review. After receiving this information from the customer, the Company reviewed its internal documentation, its provision for taxes payable and local laws. The Company also engaged external tax experts to consult with the Company regarding its aggregate exposure for this matter. Based upon its internal review and consultations with the external tax experts, the Company did not believe that the potential loss contingency would result in any significant further exposure related to this matter and provided disclosure in the Form 6-K furnished to the Commission on August 15, 2006, in accordance with paragraph 9 of Statement of Financial Accounting Standards No. 5, Accounting for Contingencies.
Subsequent to furnishing the Form 6-K to the Commission on August 15, 2006, the Japanese tax authority issued its final assessment to the customer of the withholding taxes due for the period under review. Pursuant to the Company’s agreement with the customer, the Company indemnified the customer for the assessed tax liabilities and remitted payment of the withholding taxes due in September 2006. In connection therewith, the related loss contingency was settled. This settlement resulted in a $0.9 million decrease in cash, $0.1 million increase in other receivables, $0.2 million increase in operating expenses related to consumption tax and a decrease in taxes payable of $0.6 million. The Company expects to recover approximately $0.1 million from the Japanese tax authority. The Company will provide similar updated supplemental disclosure in future filings.

Mr. Brad Skinner
United States Securities and Exchange Commission

October 13, 2006
Note 5. Marketable Securities, page 7
10.	We note that effective April 1, 2006 investments in marketable securities, which were previously classified as trading securities, will be classified as available for sale. Please describe, in reasonable detail, the circumstances that led to the change in classification. As part of your response, tell us how you considered paragraph 15 of SFAS 115 which indicates that transfers into and from the trading category are rare.
RESPONSE: The Company acknowledges that, in accordance with paragraph 15 of Statement of Financial Accounting Standards No 115, Accounting for Certain Investments in Debt and Equity Securities (“SFAS 115”), transfers into and from the trading category are rare. Based upon a periodic review of its investment policy, however, the Company determined that it no longer intended to actively and frequently buy and sell these securities with the objective of generating profits on short-term differences in price and, accordingly, that the securities should be reclassified from “trading securities” to “available-for-sale”. In addition, because the Company did not have the positive intent and ability to buy and hold the securities until maturity, by default, the securities should be classified as “available-for-sale” in accordance with paragraph 12 of SFAS 115.
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of disclosures in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      If you have any questions with regard to the Company’s response or would like to discuss any of the matters covered in this letter, please contact the undersigned at (617) 570-1091 or Christopher M. Mirabile, the Company’s General Counsel, at (781) 902-8000.

Sincerely,

/s/ Mark T. Bettencourt

Mark T. Bettencourt

cc:	Christopher M. Mirabile, Esq., IONA Technologies PLC